NATURAL RESOURCE PARTNERS L.P.
1201 LOUISIANA STREET, 34TH FLOOR
HOUSTON, TEXAS 77002
April 13, 2017

VIA EDGAR
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: John Reynolds

Re:    Natural Resource Partners L.P.
Registration Statement on Form S-3
Filed April 7, 2017
File No. 333-217205

Ladies and Gentlemen:
Set forth below is the response of Natural Resource Partners L.P. (the “Partnership”, “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on April 11, 2017, with respect to the Registration Statement on Form S-3, filed April 7, 2017, File No. 333-217205 (the “Registration Statement”).
Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”).
For your convenience, the response is prefaced by the Staff’s comment in bold text.
General

1.	Please expand your explanation of the “mandatory net settlement feature” of the warrants and provide an example, if helpful.
RESPONSE:    The Partnership has revised the Registration Statement accordingly. Please see the cover page and pages 1, 43 and 44 of Amendment No. 1.

Please direct any questions you have with respect to the foregoing response to me at (713) 751-7543 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By:	NRP (GP) LP,
its General Partner

By:	GP NATURAL RESOURCE
PARTNERS LLC,
its General Partner

By:	/S/ KATHRYN S. WILSON
Name:	Kathryn S. Wilson
Title:	Vice President, General Counsel
and Secretary

cc:    Ronald E. Alper, Securities and Exchange Commission
E. Ramey Layne, Vinson & Elkins L.L.P.